09046673

RECEIVED
2009 AUG -4 A 7:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

WashTec AG

SUPPL

WashTec AG • Argonstrasse 7 • D-86153 Augsburg

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

July 27, 2009

Re: *Washtec AG*
Exemption Number: 82-04888

Dear Sir or Madam,

In connection with Washtec AG exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), enclosed please find our press release of **July 27th, 2009** regarding the cancellation of treasury shares and the publication of preliminary results for Q2 2009 (**"WashTec cancelled 8.05 % of its treasury shares"**). The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number 333-10000 which was declared effective by the SEC on March 18, 1999.

Sincerely,

WashTec AG

p.o. F.Fitt

p.o. Florian Fitter

8/4

WashTec

- **WashTec cancelled 8.05 % of its treasury shares**
- **Preliminary 2Q/09 results: EBIT margin of 6.6 % while revenue decline lower than in 1Q/09**
- **Publication of final H1/09 results scheduled for August 11, 2009**

Augsburg, July 27, 2009 – Today, the management and supervisory board of WashTec AG resolved to cancel 1,223,030 treasury shares (approx. 8.05 % of the subscribed capital) without reducing the subscribed capital. The shares were acquired based on the resolution of the annual general meeting. Accordingly, the remaining shares' quota of the subscribed capital increases as per article 8 section 3 AktG.

Based on preliminary figures, WashTec generated a 6.6 % EBIT margin in the second quarter 2009, while the decline in revenues, driven by less equipment sales, was below the first quarter 2009 decline. The preliminary operating result (EBIT) as of June 30, 2009 equals EUR 1.9m.
The publication of the final results for H1/09 is scheduled for August 11, 2009.

WashTec AG
Argonstraße 7
86153 Augsburg
Tel. +49-821/55 84-0
Fax +49-821/55 84-12 04

Vorstand:
Thorsten Krüger (Sprecher)
Christian Bernert

Aufsichtsratsvorsitzender:
Michael Busch

HRB 81
Amtsgericht Augsburg